

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2018

John Walker
President and Chief Executive Officer
Zosano Pharma Corporation
34790 Ardentech Court
Fremont, California 94555

Re: Zosano Pharma Corporation
Amendment No. 1 to Form S-1
Filed January 29, 2018
File No. 333-222265

Dear Mr. Walker:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Form S-1

Cover Page

1. Please revise your amended prospectus to disclose the number of shares to be offered. For guidance, please refer to Rule 430 and Compliance Disclosure Interpretation, Securities Act Rules, Question 227.02.

Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jeffrey L. Quillen, Esq.